VF 9-5-02

02053058

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50484

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED SEP 2002 SEC MAIL PROCESSING SECTION WASH, D.C. 165

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Orion Trading, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Montgomery Street, Suite 500
(No. and Street)

San Francisco, (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daoro Zydel & Holland
(Name – *if individual, state last, first, middle name*)

180 Montgomery Street, Suite 700, San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01)

OATH OR AFFIRMATION

I, John M. Braniff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Orion Trading, L.L.C., as of June 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: Ø

State of California
County of San Francisco } ss
Subscribed and sworn to before me on 8/29/02.

Coleen M Youngs
Notary Public

Signature

CEO
Title

COLEEN M. YOUNGS
Commission # 1297624
Notary Public - California
San Francisco County
My Comm. Expires Mar 18, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

DAORO ZYDEL & HOLLAND
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

The Member
Orion Trading, L.L.C.

We have audited the accompanying statement of financial condition of Orion Trading, L.L.C. (a California Limited Liability Company) as of June 30, 2002, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orion Trading, L.L.C. as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daoro Zydel & Holland

San Francisco, California
August 14, 2002

180 Montgomery St., Ste 700, San Francisco, CA 94104-4243 Voice: 415.781.2500 Fax: 415.781.2530 e-mail: cpas@dzh.com
Associates in Principal Cities of the United States and Worldwide

Orion Trading, L.L.C.
(a California Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

June 30, 2002

ASSETS

Cash and cash equivalents	$ 159,144

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$ 132,063
Member's equity	27,081
	$ 159,144

The accompanying notes are an integral part of this financial statement.

Orion Trading, L.L.C.
(a California Limited Liability Company)

STATEMENT OF OPERATIONS

Year ended June 30, 2002

REVENUES	
Securities commissions	$ 1,396,408
Interest income	24,972
Other income	223,608
Total revenues	1,644,988
EXPENSES	
Compensation and benefits	339,115
Commissions and clearance paid to all other brokers	351,171
Execution fees	669,971
Regulatory fees and expenses	11,291
Other expenses	809,751
Total expenses	2,181,299
NET LOSS	$ (536,311)

The accompanying notes are an integral part of this financial statement.

Orion Trading, L.L.C.
(a California Limited Liability Company)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended June 30, 2002

Balance, July 1, 2001	$ 613,392
Member distributions	(50,000)
Net loss	(536,311)
Balance, June 30, 2002	$ 27,081

The accompanying notes are an integral part of this financial statement.

Orion Trading, L.L.C.
(a California Limited Partnership)

STATEMENT OF CASH FLOWS

Year ended June 30, 2002

Cash flows from operating activities:		
Net loss	$	(536,311)
Adjustments to reconcile net loss to net cash used by operating activities:		
Decrease in receivables from broker-dealers and clearing organizations		555,797
Decrease in accounts payable and accrued expenses		(86,457)
Net cash used by operating activities		(66,971)
Cash flows from financing activities:		
Distributions to members		(50,000)
Net cash used by financing activities		(50,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(116,971)
Cash and cash equivalents - beginning of year		276,115
Cash and cash equivalents - end of year	$	159,144

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENTS

June 30, 2002

NOTE A - DESCRIPTION OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

During the year, the Company ceased operating activities.

Orion Trading, L.L.C. (the "Company") was formed in October 2000 by contributing all the shares of Orion Trading, Inc. for membership interests. All of the assets and liabilities previously held by Orion Trading, Inc. were contributed to the Company. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a California Limited Liability Company, with its members having limited personal liability for the obligations or debts of the entity. Substantially all of the Company's business was conducted with customers located throughout the United States.

The following is a summary of significant accounting policies applied in the preparation of the accompanying financial statements. The policies are in conformity with U.S. generally accepted accounting principles for investment companies.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The Company maintains its cash balances at a financial institution located in California. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2001, the Company had cash balances in excess of insured amounts.

Revenues and Expenses

Purchases and sales of securities, as well as commission revenue, were recorded on a trade date basis.

Income Taxes

The Company has elected to report its income as a Partnership for federal income tax purposes. A Limited Liability Company passes its taxable income on to its members, who report the income on their personal returns. Accordingly, the Company does not reflect a provision for federal income taxes in its financial statements.

NOTE A - DESCRIPTION OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2002, the Company had net capital of approximately $27,081 and net capital requirements of $8,809. The Company's ratio of aggregate indebtedness to net capital was 4.88 to 1.

NOTE C - RELATED PARTY TRANSACTIONS

The Company is provided certain management, administrative services, and office facilities from several related parties, as follows:

Watcher Capital, LLC	$ 110,000
Orion Operations, LLC	$ 658,365

NOTE D - COMMITMENT

The Company is obligated on outstanding letters of credit amounting to $181,000 for a lease obligation of a related entity.

SUPPLEMENTAL INFORMATION
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
as of
June 30, 2002

Schedule I

Orion Trading, L.L.C.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of June 30, 2002

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$ 27,081

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 132,063
Total aggregate indebtedness	$ 132,063

Schedule I (continued)

Orion Trading, L.L.C.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of June 30, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 8,809
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 8,809
Net capital in excess of required minimum	$ 18,272
Excess net capital at 1000%	$ 13,875
Ratio: aggregate indebtedness to net capital	4.88

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 40,088
Decrease due to adjustments for accounts payable and accrued expenses	(13,007)
Net capital per audited report	$ 27,081

Independent Auditors' Report
on Internal Control
Required by SEC Rule 17a-5

Year ended June 30, 2002

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Member
Orion Trading, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedule of Orion Trading, L.L.C. (the "Company"), for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dawn Zydel & Holland

San Francisco, California
August 14, 2002

ORION TRADING, L.L.C.

REPORT PURSUANT TO RULE 17a-5(d)

June 30, 2002